DEARBORN CAPITAL MANAGEMENT, LLC

626 W. Jackson Street

Chicago, IL 60661

January 4, 2017

Northern Lights Fund Trust

c/o Andrew Rogers, President

80 Arkay Drive, Suite 110

Hauppauge, NY 11788

Re: Advisory Fee Waiver for Grant Park Fixed Income Fund

Dear Mr. Rogers:

As you are aware, Dearborn Capital Management, LLC (the “Adviser”) has contractually agreed to waive a portion of its advisory fees for the benefit of the Grant Park Fixed Income Fund (the “Fund”). The Adviser hereby agrees, as of the date hereof, to waive or limit its management fees so that such fees, on an annual basis, do not exceed 0.09% of the Fund’s average daily net assets. This Agreement shall become effective on the date first above written and shall remain in effect until at least January 31, 2018.

Sincerely, /s/Patrick Meehan________________ Patrick Meehan COO Dearborn Capital Management, LLC	Approved and accepted on behalf of the Fund, /s/Andrew Rogers____________ Andrew Rogers President Northern Lights Fund Trust